Exhibit (a)(5).3

Texas Industries, Inc. Announces Results of Offer to Exchange Common Stock for

5.5% Shared Preference Redeemable Securities

DALLAS, TEXAS – May 10, 2006 – Texas Industries, Inc. (NYSE: TXI) today announced the results of its offer to exchange shares of its common stock for outstanding shares of TXI Capital Trust I’s 5.5% Shared Preference Redeemable Securities due 2028 (NYSE: TXI PrS), which commenced on April 12, 2006.

Holders of $39.8 million (19.9%) of the 5.5% trust securities have accepted TXI’s previously announced exchange offer. $199.9 million of the 5.5% trust securities was originally outstanding.

The exchange offer expired at midnight on May 9, 2006. Under the terms of the exchange offer, TXI offered holders of 5.5% trust securities 0.98914 shares of its common stock for each outstanding 5.5% trust security. TXI accepted all validly tendered 5.5% trust securities.

This press release is merely a notification of the results of an existing exchange offer and is not an offer or solicitation for the exchange of the 5.5% trust securities (CUSIP No. 873119200) for common stock. The exchange offer was made on the terms and subject to the conditions described in the exchange offer statement (including an offering circular, a related letter of transmittal and other offer documents, each as amended) filed with the Securities and Exchange Commission. The tender offer statement, as amended, is available at no charge on the SEC’s Web site at www.sec.gov.

TXI is the largest producer of cement in Texas and a major cement producer in California. TXI is also a major supplier of construction aggregates, ready-mix concrete and concrete products.

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